Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-277072

Prospectus Supplement No. 8

(To Prospectus dated May 10, 2024)

SABLE OFFSHORE CORP.

This prospectus supplement updates, amends and supplements the prospectus dated May 10, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-277072). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement certain information included in the Prospectus. This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Sable Offshore Corp.’s Common Stock and Public Warrants are quoted on the New York Stock Exchange under the symbols “SOC” and “SOC.WS.” On October 31, 2024, the closing price of our Common Stock and warrants was $22.36 and $11.38, respectively.

WE ARE AN “EMERGING GROWTH COMPANY” UNDER FEDERAL SECURITIES LAWS AND ARE SUBJECT TO REDUCDED PUBLIC REPORTING REQUIREMENTS. INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 19 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 1, 2024.

ABOUT THIS PROSPECTUS SUPPLEMENT

We are filing this prospectus supplement to amend and update the “Prospectus Summary” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the Prospectus to reflect recent developments.

PROSPECTUS SUMMARY

The information that appears under the caption “Prospectus Summary” on pages 10-12 of the Prospectus is modified by adding the below information immediately after the second full paragraph that appears that appears on page 10 of the Prospectus.

Recent Events

On June 27, 2024, the Center for Biological Diversity and the Wishtoyo Foundation filed a complaint against Debra Haaland, Secretary of the U.S. Department of the Interior; the Bureau of Environmental Safety and Enforcement (“BSEE”); and Bruce Hesson, BSEE Pacific Regional Director in the U.S. District Court for the Central District of California (Case No. 2:24-cv-05459). In the complaint, plaintiffs allege that BSEE violated the National Environmental Policy Act (“NEPA”), the Outer Continental Shelf Lands Act (“OCSLA”), and the Administrative Procedure Act in November 2023 by approving an extension to resume operations associated with 16 oil and gas leases Sable holds in the Santa Ynez Unit in federal waters offshore of California in the Santa Barbara Channel. The complaint asks for the Court to issue an order finding that BSEE violated NEPA and OCSLA by approving the extension, to vacate and remand the extension to BSEE, to prohibit BSEE from authorizing further extensions until it complies with NEPA and OCSLA, and for an award of costs and attorneys’ fees. Although not named as a party to the case, Sable has moved to intervene to become a party to the lawsuit and to vigorously contest the plaintiffs’ allegations. Separately, BSEE has confirmed that Sable’s recent completion of lease-holding activities serves to maintain all 16 leases within the Santa Ynez Unit to October 9, 2025.

On October 3, 2024, Sable Aviation, LLC (“Sable Aviation”), an entity controlled by our Chairman and Chief Executive Officer, and Sable entered into an Agreement of Purchase and Sale, pursuant to which Sable Aviation sold transportation assets and related equipment to Sable in exchange for 600,000 shares of Common Stock.

On October 3, 2024, Sable issued a press release announcing the redemption of all of its outstanding Public Warrants to purchase shares of Common Stock that were issued under the Warrant Agreement, as part of the units sold in the Company IPO. As of October 31, 2024 there have been 14,672,812 warrants exercised for $168.7 million in cash proceeds.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information that appears under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 82-92 of the Prospectus is modified by adding the below information immediately after the first full paragraph that appears on page 83 of the Prospectus.

Recent Events

On June 27, 2024, the Center for Biological Diversity and the Wishtoyo Foundation filed a complaint against Debra Haaland, Secretary of the U.S. Department of the Interior; the Bureau of Environmental Safety and Enforcement (“BSEE”); and Bruce Hesson, BSEE Pacific Regional Director in the U.S. District Court for the Central District of California (Case No. 2:24-cv-05459). In the complaint, plaintiffs allege that BSEE violated the National Environmental Policy Act (“NEPA”), the Outer Continental Shelf Lands Act (“OCSLA”), and the Administrative Procedure Act in November 2023 by approving an extension to resume operations associated with 16 oil and gas leases Sable holds in the Santa Ynez Unit in federal waters offshore of California in the Santa Barbara Channel. The complaint asks for the Court to issue an order finding that BSEE violated NEPA and OCSLA by approving the extension, to vacate and remand the extension to BSEE, to prohibit BSEE from authorizing further extensions until it complies with NEPA and OCSLA, and for an award of costs and attorneys’ fees. Although not named as a party to the case, Sable has moved to intervene to become a party to the lawsuit and to vigorously contest the plaintiffs’ allegations. Separately, BSEE has confirmed that Sable’s recent completion of lease-holding activities serves to maintain all 16 leases within the Santa Ynez Unit to October 9, 2025.

On October 3, 2024, Sable Aviation, LLC (“Sable Aviation”), an entity controlled by our Chairman and Chief Executive Officer, and Sable entered into an Agreement of Purchase and Sale, pursuant to which Sable Aviation sold transportation assets and related equipment to Sable in exchange for 600,000 shares of Common Stock.

On October 3, 2024, Sable issued a press release announcing the redemption of all of its outstanding Public Warrants to purchase shares of Common Stock that were issued under the Warrant Agreement, as part of the units sold in the Company IPO. As of October 31, 2024 there have been 14,672,812 warrants exercised for $168.7 million in cash proceeds.